Exhibit 23.1

Consent of Independent Auditors

We consent to the inclusion of our report dated November 11, 2005, with respect to the consolidated financial statements of Pathlore Software Corporation and subsidiaries as of September 30, 2005 and 2004 and for each of the three years in the period ended September 30, 2005 included in the current report on Form 8-K/A of SumTotal Systems, Inc. dated December 16, 2005.

/s/ Ernst & Young LLP

Columbus, Ohio

December 13, 2005